UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D


                Under the Securities Act of 1934

                     Harter Financial, Inc.
-------------------------------------------------------------
                        (Name of Issuer)



                          Common Stock
-------------------------------------------------------------
                 (Title of Class of Securities)



                          416225 10 0
-------------------------------------------------------------
                         (CUSIP Number)



                     Harter Financial, Inc.
                      Box 338 Village Road
                  New Vernon, New Jersey  07976
                     Attn: Spencer J. Angel,
                         (201) 734-0100
-------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                        May 15, 1997
----------------------------------------------------------------
      Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more that five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)



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                               SCHEDULE 13D

CUSIP No.    416225 10 0                     Page 2 of 5 Pages


1    NAME  OF REPORTING PERSON                         Spencer J. Angel
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                       (b)  [X ]


3    SEC USE ONLY


4    SOURCE OF FUNDS  - PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS                                             2(d)or 2(e)[  ]

NUMBER OF      6    CITIZENSHIP OR PLACE OR ORGANIZATION - United States
                    of America
 SHARES

BENEFICIALLY   7    SOLE VOTING POWER -           1,315,790

 OWNED BY
               8    SHARED VOTING POWER -         Not Applicable
   EACH

REPORTING      9    SOLE DISPOSITIVE POWER -      1,315,790

 PERSON

   WITH        10   SHARED DISPOSITIVE POWER -    Not Applicable


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
           1,315,790

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]






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                               SCHEDULE 13D

CUSIP No.    416225 10 0                     Page 3 of 5 Pages


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 14.77%


14   TYPE OF REPORTING PERSON - IN








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                                                    Page 4 of 5 Pages

Item 1. Security and Issuer

     This Schedule 13D relates to the common shares of Harter Financial, Inc. ("Harter"). Harter has its principal executive offices at:

                          Harter Financial, Inc.
                           Box 338 Village Road
                       New Vernon, New Jersey  07976


Item 2. Identity and Background

     (a)  Spencer J. Angel

     (b)  181 East 73rd Street, Apt. 6c
          New York, New York 10021

     (c)  President of Harter Financial, Inc. located at address set forth in
Item 1 hereinabove.

     (d) During the last five (5) years Spencer J. Angel has not been convicted in a criminal proceeding.

     (e) During the last five (5) years Spencer J. Angel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Spencer J. Angel is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The consideration for the shares purchased was $75,000.00. The funds used to purchase the shares were personal funds.

Item 4. Purpose of Transaction

     The securities are being acquired for investment purposes. The reporting person has no plans or proposals to engage in any transactions involving the Company or the securities of the Company as set forth in Items 4 (a) - (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As at August 28, 1997 the reporting person had 1,315,790 shares or 14.77% of the class of securities identified in Item 1 hereinabove.

     (b) As at August 28, 1997 the reporting person had sole power to vote and direct power to vote and sole power to dispose and direct the disposition of 1,315,790 shares of the class of securities identified in Item 1 hereinabove. As at August 28, 1997 the reporting person does not have any shared power to vote or direct the vote or shared power to dispose or direct the disposition of the shares of securities identified in Item 1 hereinabove.

     (c)  Not Applicable

     (d)  Not Applicable

     (e)  Not Applicable

                                                       Page 5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable

Item 7. Material to be Filed as Exhibits.

          Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, is certify that the information set forth in this statement is true, complete and correct.


September 2, 1997                        /s/ Spencer J. Angel
_______________________                 ______________________
Date                                         Signature

                                             Spencer J. Angel
                                        ______________________
                                             Name/Title